Ouster, Inc.

350 Treat Avenue

San Francisco, California 94110

August 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Alexandra Barone

Re:	Ouster, Inc.

Request for Withdrawal of Post-Effective Amendment to Registration Statement on Form S-4

File No. 333-251611

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Ouster, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Post-Effective Amendment to Registration Statement on Form S-4 (No. 333-251611) (the “Post-Effective Amendment”), effective as of the date hereof. The Company is seeking withdrawal of the Post-Effective Amendment because it no longer wishes to conduct a public offering of securities as contemplated by the Post-Effective Amendment. The Post-Effective Amendment has not been declared effective by the Commission and no securities have been issued or sold under the Post-Effective Amendment. Based on the foregoing, the Company submits that the withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Please direct any questions or comments regarding this correspondence to our counsel, Drew Capurro of Latham & Watkins LLP, at (714) 755-8008.

Thank you for your assistance in this matter.

Very truly yours,

OUSTER, INC.

By:	/s/ Anna Brunelle
Anna Brunelle
Chief Financial Officer

cc:	Angus Pacala, Ouster, Inc.

Myra Pasek, Ouster, Inc.

Benjamin Potter, Latham & Watkins LLP